EXHIBIT (a)(7)

August 14, 2007

Dear Stockholders:

I am pleased to inform you that, on August 6, 2007, CompuDyne Corporation, Gores Patriot Holdings, Inc. and Patriot Acquisition Corporation, a wholly owned subsidiary of Gores Patriot Holdings, Inc., entered into an Agreement and Plan of Merger. Gores Patriot Holdings, Inc. is owned by affiliates of The Gores Group, LLC. Under the merger agreement, Patriot Acquisition Corp. is today commencing an offer to purchase each outstanding share of CompuDyne common stock for $7.00 per share in cash.

The tender offer being made today is subject to the satisfaction of a number of conditions, including, among other things, that at least 53% of CompuDyne’s fully diluted shares (excluding shares issuable in respect of our convertible notes) must be validly tendered and not withdrawn, and no material adverse change of CompuDyne must occur.

If the conditions to the tender offer are satisfied, Patriot Acquisition Corp. will purchase all shares of CompuDyne common stock validly tendered to it. After that, Patriot Acquisition Corp. will merge with and into CompuDyne. In the merger, the shares of CompuDyne common stock not purchased in the tender offer will be converted into the right to receive $7.00 in cash for each share of CompuDyne common stock.

Your Board of Directors, by unanimous vote, has determined that the tender offer and the merger are fair to, and in the best interests of, CompuDyne and its stockholders and has approved the merger agreement, the tender offer and the merger. Your Board of Directors recommends that you accept the tender offer by tendering your shares in the offer.

In arriving at its recommendation, the Board of Directors gave careful consideration to the factors referred to in the attached Schedule 14D-9 (that is being filed today with the Securities and Exchange Commission). Accompanying this letter, in addition to the attached Schedule 14D-9, is Patriot Acquisition Corp.’s Offer to Purchase, together with related materials, including a letter of election and transmittal to be used for tendering your shares. These documents set forth the terms and conditions of the tender offer and provide instructions as to how to tender your shares. We urge you to read the enclosed materials carefully. On behalf of the management and the Board of Directors of CompuDyne, we thank you for your support.

Sincerely,

Martin A. Roenigk

Chairman, President &

Chief Executive Officer